EXHIBIT 99.1

For Immediate Release 20-38-TR	Date:	June 30, 2020

Teck Increasing Interest in Deep-South through Settlement and Amending
Agreement

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that it and a wholly owned subsidiary has entered into an amending agreement (the “Settlement Agreement”) with Deep-South Resources Inc. (TSXV:DSM) (“Deep-South”) to settle past due amounts owing by Deep-South from the previously announced sale of the 70% interest in Haib Minerals (PTY) Ltd.

Past amounts due to Teck will be settled through the issuance of 4,352,941 shares of Deep-South to Teck at an implied price of $0.085 per share (the “Settlement Shares”) with closing subject to approval of the TSX Venture Exchange. Teck also holds a convertible debenture with a principal amount of $389,117 convertible at $0.14/common share with a maturity date on August 31, 2020. The parties have agreed to amend the convertible debenture by extending the maturity to December 31, 2021 and reducing the conversion price to $0.09/common share.

The Settlement Shares issued on closing, together with the 18,226,667 common shares currently held by Teck, will result in Teck holding approximately 26.9% of Deep-South’s outstanding shares on an undiluted basis, or 30.5% on a partially-diluted basis assuming the conversion of the principal amount of the convertible debt held by Teck. Exercise of the principal amount of the convertible debt would result in Teck acquiring 4,323,522 additional common shares of Deep-South.

Teck may determine to increase or decrease its holdings in Deep-South depending on market conditions and any other relevant factors. This release is required to be issued under the early warning requirements of applicable securities laws. A copy of the early warning report may be obtained from the contacts listed below.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in
Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and
TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

Teck Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com